UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70212

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 AND ENDING 12/31/2024
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: eToro USA Securities Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

221 River Street 9th Fl
(No. and Street)

Hoboken	NJ	07030
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Charlie Di Maggio	551 689 2232	Charliedi@etoro.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

One Manhattan West	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

10/20/2003	00042
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charlie Di Maggio _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of eToro USA Securities Inc. _____, as of 12/31 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CSILLA A. TISSOT
Notary Public, State of New York
NO. 01TI6440657
Qualified in Queens County
Commission Expires, September 12, 20 2 6

Notary Public

Signature: _____

Title:
CONTROLLER / FINOP
_____

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Financial Statement
With Report of Independent Registered Public Accounting Firm

ETORO USA SECURITIES INC.

December 31, 2024

CONTENTS

	PAGE
Report of Independent Registered Public Accounting Firm	1
Financial Statement	
Statement of Financial Condition	2
Notes to the Financial Statement	3 - 9



Ernst & Young LLP
One Manhattan West
New York, NY 10001
Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Shape the future
with confidence

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors of eToro USA Securities Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of eToro USA Securities Inc. (the Company) as of December 31, 2024 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2021.

April 11, 2025

eToro USA Securities Inc.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

Cash and cash equivalents	$	6,212,405
Deposit with clearing broker		375,024
Prepaid expenses and other assets		118,942
Due from clearing broker		49,502
Due from affiliate		14,645
Total assets	$	6,770,518

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Due to affiliate		20,149
Accounts payable and accrued expenses		208,176
Due to clearing broker		35,148
Total liabilities	$	263,473

Stockholder's equity

Common stock, $0.0001 par value per share		
5,000 shares authorized, 1,000 shares issued and outstanding		1
Additional paid-in capital		28,730,566
Accumulated deficit		(22,223,522)
Total stockholder's equity		6,507,045
Total liabilities and stockholder's equity	$	6,770,518

The accompanying notes are an integral part of the financial statement.

NOTE 1.   ORGANIZATION AND NATURE OF BUSINESS

eToro USA Securities Inc. (the "Company" or "we"), is a wholly-owned subsidiary of eToro US Trading LLC (the "Parent"), which is ultimately owned by eToro Group Ltd. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company currently operates in one reportable business segment which represents principally all of the Company's capital markets activity as a broker-dealer. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business and to manage the Company predominantly in the forecasting and planning process. Additionally, the CODM uses excess net capital (see Note 8), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy and liquidity for operations. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies (See note 2). The Company earns all of its revenues from customers in the US except for commissions which are earned from customers in the UK and amounted to $6,614 for the year ended December 31, 2024. The measure of total segment assets used by the CODM is total assets as reported on the statement of financial condition.

The Company operates as a non-exchange member and is approved to operate as a fully disclosed introducing broker-dealer brokering online transactions using mobile technology in listed equities, listed options, and exchange traded funds (ETFs) for retail users. Retail users have electronic access to the Company's trading platform, transactions are unsolicited and the Company works in an agency capacity, executing and clearing transactions through its clearing broker, Apex Clearing Corporation ("Apex"). The Company has a fractional shares program which allows customers to purchase and sell stock based on a dollar amount they select rather than the price of a whole share. This may be particularly advantageous for customers who are working with limited capital but want to build a highly diversified portfolio.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

eToro USA Securities Inc.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

The accompanying statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The Company based its estimates on historical experience, anticipated future trends and other assumptions we believe to be reasonable under the circumstances, which together form the basis for making judgements about the carrying values of assets and liabilities. Actual results could differ from those estimates.

Cash and cash equivalents

Cash includes cash deposits at banks. The Company considers all demand and time deposits and all highly liquid investments with an original maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2024.

Prepaid expenses

The Company classifies prepayments made under contracts as prepaid expenses and expenses these items over the contract terms. These prepaid expenses may include items such as insurance, regulatory fees, web services, data feeds and subscriptions.

Due from Clearing broker

The Company introduces its customers on a fully disclosed basis to Apex. Balances in firm accounts at the clearing broker, excluding deposit accounts, that are due to the Company are recorded as due from clearing broker on the statement of financial condition.

Fractional Shares

The Company offers customers the ability to purchase fractional shares facilitated by our clearing broker-dealer allowing users to purchase stocks on a dollar basis instead of a quantity basis. We do not own or control the stock inventory associated with the fractional program and therefore do not recognize the shares on the statement of financial condition.

Deposit with clearing broker

The Company holds deposits with its clearing broker as part of its introducing and clearing broker arrangements.

NOTE 3.   INCOME TAXES

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

A valuation allowance may be established to reduce the deferred tax asset to the level at which it is "more likely than not" that the tax asset or benefits will be realized. Realization of tax benefits of deductible temporary differences and operating loss carryforwards depends on having sufficient taxable income of an appropriate character within the carryback or carryforward periods.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained upon review by the taxing authority. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Interest and/or penalties related to income taxes are reported as a component of tax expense, if applicable. As of December 31, 2024, there are no uncertain tax positions.

The Company is treated as a corporation for federal tax purposes. The Company is included in the consolidated federal income tax return of the Parent and is also included in certain combined state and local tax returns of eToro USA LLC. The Company's statement of financial condition recognizes the current and deferred income tax consequences that result from the Company's activities during the current and preceding periods pursuant to the provisions of ASC 740, as if the Company were a separate taxpayer rather than a member of the parent company's consolidated income tax return group.

As of December 31, 2024, the Company had federal net operating losses of $22,233,306 that do not expire. As of December 31, 2024, the Company's New Jersey net operating losses totaling $22,222,889 will begin to expire in 2038.

eToro USA Securities Inc.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

The Company incurred no income tax expense during 2024, resulting in an effective tax rate of 0%. This rate differs from the federal statutory rate of 21% primarily due to state taxes and the change in the valuation allowance on the Company's deferred tax assets.

As of December 31, 2024, the Company's deferred tax assets of $6,249,042 relate to net operating losses. Management believes that, based on the positive and negative evidence, including a history of tax losses and lack of carryback potential, it is more likely than not that the deferred tax assets will not be realized, and a full valuation allowance is appropriate. The valuation allowance as of December 31, 2024 was $6,249,042, an increase of $1,433,663 from the prior year.

The Company is not currently under examination by income tax authorities in federal or state jurisdictions. However, because the Company will have net operating losses and credits carried forward in several jurisdictions, including federal and various state jurisdictions, certain items attributable to closed tax years will be subject to adjustment by applicable taxing authorities through an adjustment to tax attributes carried forward to open years. All tax returns will remain open for examination by the federal and key state taxing authorities for 3 years and 4 years, respectively, from the date of utilization of any net operating loss carryforwards or research and development credits.

NOTE 4.   RELATED PARTY TRANSACTIONS

As of December 31, 2024   , the Company had a payable of $20,149 due to eToro USA LLC, an affiliate, included in due to affiliate on the statement of financial condition. The Company has an expense sharing agreement with eToro USA LLC and pursuant to the agreement, the Company reimburses the affiliate for expenses such as base salaries, technology, information services, occupancy, and other expenses. The affiliate also pays certain direct expenses on behalf of the Company, which are allocated back to the Company. Intercompany amounts with this affiliate are settled periodically during the year when working capital permits such repayments. The expense sharing agreement clarifies that the Company has no obligation to reimburse or otherwise compensate the affiliate for any such costs other than as provided in the agreement.

The Company has an expense sharing agreement with the eToro Group Ltd, whereby the affiliate provides the Company with certain services and access to certain resources without charge, including IT-related services, the license of the eToro trading platform to the Company, and the creation of marketing materials. The expense sharing agreement clarifies the expenses that would be borne by the Company, as well as the expenses that the affiliate would solely be liable for. The Company has no obligation to repay the affiliate for such costs.

The Company has an expense sharing agreement with the Parent, whereby the Parent provides the Company with certain services including the license to the eToro options platform and related support and maintenance services for no charge. The Company has no obligation to repay the Parent for such costs. Pursuant to the agreement, the Parent may also provide other administrative services to the Company that the Company would be required to reimburse the Parent for. As of the beginning of the year, the Company had a payable to the Parent of $362,078. In the current year, there were no costs allocated from the Parent pursuant to this expense sharing agreement. The Company pays certain direct expenses on behalf of the Parent, which amounted to $87,216 in the current year and reduced the Company's payable to the Parent to $274,862. During the year ended December 31, 2024 we paid the Parent $274,862 thereby eliminating the due to eToro US Trading.

The Company has a services agreement with the eToro UK Ltd, whereby the affiliate provides the Company with certain services and resources without charge, and the Company offers UK customers the ability to buy and sell U.S. listed options on securities through its options platform.

As of December 31, 2024, the Company had a receivable of $14,645 due from eToro USA Advisors Inc., an affiliate, related to certain expenses that the Company paid on behalf of eToro USA Advisors Inc. eToro USA Advisors Inc. is dormant, however, it has incurred various professional services, business license and registration related costs.

During the year, the Parent approved and paid capital contributions to the Company in the amount of $8,500,000.

NOTE 5.   CONCENTRATIONS OF CREDIT RISK

Cash consists of cash in banks, primarily held at a financial institution which at times may exceed FDIC limits of $250,000. As of December 31, 2024, the cash account balance exceeded federally insured limits by approximately $5,962,405.

The Company is subject to credit risk to the extent any financial institution with which we conduct business is unable to fulfill contractual obligations on our behalf. As we have not experienced any losses in our accounts and we believe that we have placed our cash on deposit with financial institutions which are financially stable, we do not have an expectation of credit losses for these arrangements.

There were no material commitments or contingencies during the year.

NOTE 6.   RISKS REGARDING COMMENCEMENT OF THE BUSINESS AND THE ABILITY OF THE COMPANY TO CONTINUE AS A GOING CONCERN

The Company has generated operating losses during the year ended December 31, 2024. There are many risks related to any business including attracting and retaining new employees, creating an efficient operations platform, acceptance by the marketplace of the business created, and its ability to generate profitable operations and positive cash flows.

While management has created a business in trading equities, ETFs, and options contracts, the Company presently does not have the profitability to support the Company's operations, however financial support from the Parent has provided the Company with the capital necessary to support the Company's operations. If the Company is unable to generate adequate sales and achieve profitable operations, eToro Group Ltd. has the ability to and has agreed to provide the necessary financial support to the Company.

NOTE 7.   SUBSEQUENT EVENTS

The Company has evaluated all events and transactions that occurred after December 31, 2024 through the date that the statement of financial condition was available to be issued, April 11, 2025.

NOTE 8.   NET CAPITAL REQUIREMENT

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

As a registered broker-dealer, the Company is subject to the SEC's Net Capital Rule (Rule 15c3-1). Pursuant to the Company's membership agreement with FINRA, the Company maintains a minimum "Net Capital" equal to the greater of $100,000 or 6-2/3% of "Aggregate Indebtedness," as defined. Rule 15c3-1 requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies. As of December 31, 2024, the Company's "Net Capital" was $6,348,255 and the "Required Net Capital" was $100,000. As of December 31, 2024, the Company's ratio of aggregate indebtedness to net capital was 0.04 to 1.

The SEC Division of Examinations ("DOE") recently completed an examination of the Company. In connection therewith, DOE issued the firm an examination report (the "Report") identifying certain findings regarding the Company's compliance with certain provisions of the federal securities laws as well as other applicable rules and regulations (the "Findings"). The Report claims deficiencies and weaknesses associated with the Company's compliance with SEC Rule 15c3-1 and SEC Rule 15c3-3 due to its flow of funds model, together with related recordkeeping and reporting requirements. The Company disagrees with the Findings, however is currently in process of implementing a revised flow of funds model which management believes will minimize the risk of any further action resulting from the Findings. The Report is a function of DOE's routine examination function and does not constitute an enforcement action or a referral to the SEC Division of Enforcement ("Enforcement"). As a result of the Findings, management determined there was no impact to the Company's financial position or computation of net capital as of December 31, 2024, and no impact to the results of the Company's operations or cash flows for the year then ended. The DOE Findings are not findings or conclusions of, or in any way binding on, the SEC or any of its divisions or offices and the Report does not constitute a final determination as to the matters addressed therein. Following the Company's formal response to the Report, there is no guarantee that the Company will receive any further correspondence regarding the Report, or that any further action will be taken with respect to this matter. If the DOE disagrees with the Company's response or deems the Company's revised flow of funds, once implemented, to be inadequate, the Company may become subject to higher net capital requirements or other potential requirements or actions.